Kenmar Global Trust (KGT) ended the month of September -4.13% with losses primarily in energies, and global interest rates. The Net Asset Value per unit of KGT was $106.10 as of September 30, 2003.

In the US, equity markets were range bound for most of the month as upbeat government reports pushed the markets higher, only to succumb to profit taking and the downward pressure of a weak US dollar. European stock markets tumbled as weak data in the US raised concerns about the economic recovery and sent the dollar sharply lower. In Asia, the Nikkei ended the month at a one-month low after share prices were hard hit by the yen's continued strength against the dollar.

US government bond prices rose sharply, pushing yields to their lowest levels since mid-July, after surprisingly weak data raised concern about the strength of the economic recovery. European bond markets tracked the US for most of the month. Similarly, Japanese government bond prices rose.

The US dollar plummeted in September as the pace of a US economic rebound came into question. An unexpected rise in unemployment claims and consumer confidence were the initial red flags; a G7 meeting on the 20th and the resultant communique calling for greater flexibility in currency markets, sealed the greenback's fate. While not naming names, investors interpreted the statements to be directed primarily towards Japan and China and accordingly, the greenback weakened against the yen -- aggressive Bank of Japan intervention helped only to smooth the move. In the commodity-linked currencies, the Australian, New Zealand and Canadian dollars all ended the month higher. In other markets, the euro rallied against the Swedish krone after Sweden voted no the single currency referendum.

In the commodity markets, the energy complex saw a decline in prices for the month despite crude inventories having hit six month lows. Gold prices nudged seven-year highs for most of the month. In the grains, wheat prices starting moving back up by month-end as the fall in the US dollar made wheat more competitive in the export market, an area in which the US is likely to win market share due to poor crops in Europe. Cotton hit a five-month high on reports that the Chinese cotton crop was forecast to drop by about 20%; China is one of world's largest cotton producers.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


-------------------------------------------------
Allocation of Assets to Advisors

              Sep 1 2003     Oct 1 2003
              ----------     ----------

Graham           30%            28%

Grinham          37%            39%

Transtrend       33%            33%

--------------------------------------------------

                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING SEPTEMBER 30, 2003




                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        $58,317.18
Change in Unrealized Gain/(Loss)                                  ($806,809.01)
Gain/(Loss) on Other Investments                                    $11,220.25
Brokerage Commission                                              ($183,302.90)
                                                                 --------------
Total Trading Income                                              ($920,574.48)

EXPENSES
Audit Fees                                                           $3,333.33
Administrative and Legal Fees                                        $3,116.15
Management Fees                                                          $0.00
Offering Fees                                                       $10,000.00
Incentive Fees                                                     ($19,970.52)
Other Expenses                                                           $0.00
                                                                 --------------
Total Expenses                                                      ($3,521.04)

INTEREST INCOME                                                      $8,782.54

NET INCOME(LOSS) FROM THE PERIOD                                  ($908,270.90)
                                                                 ==============


              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                     $21,996,346.81
Addition                                $1,192,404.07
Withdrawal                                ($47,276.84)
Net Income/(Loss)                        ($908,270.90)
                                    ------------------
Month End                              $22,233,203.14

Month End NAV Per Unit                        $106.10

Monthly Rate of Return                         -4.13%
Year to Date Rate of Return                    -4.22%



        To the best of our knowledge and belief, the information above is accurate and complete:


/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
---------------------                                 -------------------
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President
                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust